EXHIBIT 4.2(c)

Amendment to the 2010 Employee Share Option Plan (the “2010 ESOP”)

As approved at the Annual General Meeting of Shareholders held on December 23, 2013:

•	Section 7.1 of the 2010 ESOP was revised to read as follows:

“2,240,000 authorized but unissued Shares (and/or previously issued Shares (such issued Shares, if any, being held in trust for such purpose or held as dormant Shares by the Company or its Affiliates)), shall be reserved for the purposes of the ESOP, subject to adjustment as set forth in Section 10 below.”

•	Section 7 of Addendum A to the 2010 ESOP (known as the “U.S. Sub-Plan”), other than the heading thereof, was revised to read as follows:

“For purposes of this U.S. Sub-Plan, Section 7.1 shall be amended to insert the following sentence as the second sentence thereof: Subject to the provisions of Section 10 of the ESOP, the maximum aggregate number of Shares that may be issued under the ESOP pursuant to Incentive Share Options shall not exceed 2,240,000 Shares, unless such number is increased by such corporate approval as required under law.”